UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-82813

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Almax Financial Solutions, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12 Van Syckles Road
(No. and Street)

Clinton	**NJ**	**08809**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Schultz	**908-500-5736**	mark@generationstocome.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite 168	**Sugar Land**	**Texas**	**77479**
(Address)	(City)	(State)	(Zip Code)

11/30/2016	**6328**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Schultz _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Almax Financial Solutions, LLC _____, as of 12/31 _____, 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Mark C. Schultz_

Title:
President

Marjorie J Takleszyn
Notary Public



This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a Statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

AlMax Financial Solutions, L.L.C.
Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended December 31, 2023

AlMax Financial Solutions, L.L.C.
Index to the Financial Statements
December 31, 2023

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To member of Almax Financial Solutions LLC,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of Almax Financial Solutions LLC as of December 31, 2023, the related statements of Income, changes in member's equity, and cash flows for the year ended December 31, 2023, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Almax Financial Solutions LLC as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Almax Financial Solutions LLC's management. Our responsibility is to express an opinion on Almax Financial Solutions LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Almax Financial Solutions LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of Almax Financial Solutions LLC's financial statements. The supplemental information is the responsibility of Almax Financial Solutions LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Almax Financial Solutions LLC's auditor since 2021.

Sugar Land, Texas

March 29, 2024

AlMax Financial Solutions, L.L.C.
Statement of Financial Condition
December 31, 2023

Assets

Cash and Cash Equivalents	$	10,893
Commissions receivable		3,778
Prepaid expenses		3,695
Total Assets	$	18,366

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	21
Total Liabilities		21
Member's Equity		18,345
Total Liabilities and Member's Equity	$	18,366


AlMax Financial Solutions, L.L.C.
Statement of Income
For the Year Ended December 31, 2023


Revenues		
Commissions	$	20,485
Dividend income		42
Total revenues		20,527
Operating Expenses		
Commissions		318
Professional fees		16,156
Registration fees and assessments		3,510
Insurance		2,461
Other administrative expenses		500
Total operating expenses		22,945
Net Loss	$	(2,418)

AlMax Financial Solutions, L.L.C.
Statement of Changes in Member's Equity
For the Year Ended December 31, 2023

Member's Equity, January 1, 2023	$	16,363
Member's Contribution		4,400
Member's Draw		
Net Income		(2,418)
Member's Equity, December 31, 2023	$	18,345

See accompanying notes to the financial statements.

AlMax Financial Solutions, L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash Flows from Operating Activities		
Net Loss	$	(2,418)
Adjustments to Reconcile Net Income to Net Cash Provided by		
Operating Activities:		
(Increase) Decrease in Assets		
Prepaid expense		(14)
Commissions receivable		(25)
Increase (Decrease) in Liabilities		
Accounts payable and accrued expenses		(2,321)
Net Cash Used in Operating Activities		(4,778)
Cash Flows from Financing Activities		
Owner's Capital		4,400
Net Decrease in Cash		(378)
Cash, Beginning of Year		691
Cash, End of Year	$	270
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	$	-
Income taxes paid	$	-

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business

AlMax Financial Solutions, L.L.C. (the Company) is a Registered Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was formed in the State of New Jersey on May 4, 2000, is located in Clinton, New Jersey and is licensed to do business in eleven states. Its primary business is marketing mutual funds, variable annuities, and life insurance products. The Company serves as placement agent for such products. As a placement agent, the Company does not receive funds from clients, but rather funds are transmitted directly by mutual fund purchasers to the issuers' escrow agents or transfer agents.

The Company will be dissolved by December 31, 2025 unless otherwise terminated as provided for in the Company's operating agreement. Under the laws of the State of New Jersey, the liability of the Company's member is limited to his investment in the Company.

Basis of Accounting

The Company employs the accrual method of accounting for financial reporting purposes.

Commissions Receivable

The Company's commissions receivable consists principally of commissions due from issuers of mutual funds and variable annuities. Management periodically assesses the collectability of accounts receivable based upon the financial strength of the issuers of mutual funds and variable annuities. Management believes no allowance for doubtful accounts is required as of December 31, 2023.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents and not subject to a haircut.
The company maintains its cash deposits at Peapack-Gladstone Bank and Money Market at Charles Schwab. The company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk with respect to these deposits.

Fair Value of Financial Instruments

The fair values of cash, receivables, other current assets, accounts payable and accrued expenses, and margin payable approximate their carrying values because of the short-term maturity of these financial instruments.

Income Taxes

The Company is a single member limited liability company and, as such, is considered a disregarded entity for federal and state income tax purposes. Taxable income of the Company is passed through to the member and reported on his individual income tax returns. Accordingly, no income tax expense has been recorded in the financial statements.

Uncertain Tax Positions

Per FASB ASC 740-10, disclosure is not required of an uncertain tax position unless it is considered probable that a claim will be asserted and there is a more-likely-than-not possibility that the outcome will be unfavorable. Using this guidance, as of December 31, 2023, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Generally, the Company's Federal and State tax returns filed after 2020 remain subject to examination by their respective taxing authorities. Neither of the Company's Federal or State tax returns are currently under examination.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions and Revenue Recognition

The Company earns commissions by referring client transactions in mutual funds, variable annuities and life insurance products. Commissions revenue is recognized in the period earned when the Company's performance obligations are completed, typically the client's trade date.

The Company also earns annual trailing commissions and is responsible for ongoing client relations duties, which are recorded in those periods as the services are performed. These trailing revenues and expenses are subject to material variables; therefore, uncertain to estimate in advance.

Commissions expenses are recorded in the same period as the associated revenue.

Proprietary Securities Transactions

Proprietary securities transactions are recorded on the trade date including realized gains and losses.

Estimates and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Fair Value of Financial Instruments

FASB ASC 820, *Fair Value Measurements and Disclosures*, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available.

Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these investments does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, and the other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments. This condition could cause an investment to be reclassified to a lower level within the fair value hierarchy. The Company had no investments that would be categorized as Level 2 or Level 3 in the fair value hierarchy at December 31, 2023.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial statement. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and commissions receivable. The Company places its cash equivalents with quality financial institutions. At times, such cash equivalents may be in excess of the FDIC insurance limit, or in some cases, may be completely uninsured. The Company believes no significant concentration of credit risk exists with respect to its cash, cash equivalents and commissions receivable. It is not the Company's policy to require collateral for receivables outstanding.

During the year ended December 31, 2023, 99% of commission revenue was derived from two major sources.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2023, the Company had net capital of $10,880, which was $5,880 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2023 the Company paid commissions totaling $0 to its member. At December 31, 2023 the Company owed the member $0 for accrued commissions and $0 for expense reimbursements.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date of the financial statements. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

COMMITMENT AND CONTINGENCIES

The Company has no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2023 or during the year then ended.

GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantee of indebtedness of others.

The Company has issued no guarantees at December 31, 2023, or during the year then ended.

AlMax Financial Solutions, L.L.C.
Supplementary Information
Schedule I - Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2023

NET CAPITAL

Total Member's Equity	$	18,345
Deductions and/or Charges:		
Non-Allowable Assets:		
Commissions receivable		3,772
Prepaid expenses		3,694
Total Non-Allowable Assets		7,466
Net Capital before haircuts on security positions		10,880
Haircuts on securities		
Other securities		0
Net Capital	$	10,880
AGGREGATE INDEBTEDNESS	$	21
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$	1
Minimum dollar net capital requirement	$	5,000
Excess Net Capital	$	5,880
Ratio of Aggregate Indebtedness to Net Capital		0.21% to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17a-5 as of December 31, 2023)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	10,880
Net audit adjustments and accruals		-
Net capital per above	$	10,880

AlMax Financial Solutions, L.L.C.
Supplementary Information
Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2023

The Company qualifies for exemption from the reserve requirement under paragraph (k)(1) of Rule 15c3-3.

AlMax Financial Solutions, L.L.C.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Commission
As of December 31, 2023

Information relating to possession or control requirements is not applicable to AlMax Financial Solutions, L.L.C. as the Company qualifies for exemption under paragraph (k)(1) of Rule 15c3-3.

Jennifer Wray CPA PLLC
800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
AlMax Financial Solutions, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) AlMax Financial Solutions, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which AlMax Financial Solutions, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (exemption provisions) and (2) AlMax Financial Solutions, LLC stated that AlMax Financial Solutions, LLC met the identified exemption provisions throughout the year ended December 31, 2023 without exception. AlMax Financial Solutions, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about AlMax Financial Solutions, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

March 29, 2024

Exemption Report

We, as members of management of Almax Financial Solutions, L.L.C. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(1).

The Company met the identified exemption provision without exception throughout the year ended December 31, 2023.

Almax Financial Solutions, L.L.C.

By:

Mark C. Schultz

(Mark C. Schultz, Designated Principal)